Exhibit 3.1

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Profit Corporation: Certificate of Amendment (PURSUANT TO NRS 78 380 & 78.385/78.390) Certificate to Accompany Restated Articles or Amended and Restated Articles ‹ URSUANT TO NRS 78.403) Officer's Statement (PURSUANT TO NRS 80 030) Date: 09/04/2025 Time: 12:01AM EST (must not be later than 90 days after the certificate is filed) 4. Effective Date and Time: (Optional) Changes to takes the following effect: The entity name has been amended. The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) The purpose of the entity has been amended. The authorized shares have been amended. The directors, managers or general partners have been amended. IRS tax language has been added. Articles have been added. Articles have been deleted. Other. The articles have been amended as follows: (provide article numbers, if available) Article III as per Exhibit A attached hereto (attach additional page(s) if necessary) 5. Information Being Changed: (Domestic corporations only) x is/ Michael T. Dent Chief Executive Officer Signature of Officer or Authorized Signer Title Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof. 6. Signature: (Required) Please include any required or optional information in space below: (attach additional page(s) if necessary) FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701 - 4201 (775) 684 - 5708 Website: www.nvsos.gov This form must be accompanied by appropriate fees. Page 2 of 2 Revised: 9/1/2023

EXHIBIT A

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

HEALTHLYNKED, CORP.

The Amended and Restated Articles of Incorporation are hereby amended by adding the following as a new Section to the end of Article III, Capital Stock:

“3.04 Reverse Stock Split. Upon the filing and effectiveness (the “Effective Time”) of the Certificate of Amendment to the Corporation’s Amended and Restated Articles of Incorporation pursuant to Chapter 78 of the NRS (as defined in Article V), each one hundred (100) shares of Common Stock issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time shall, automatically and without action on the part of the respective holders thereof or the Corporation, be combined and converted into one (1) share of Common Stock, subject to treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split; rather, the fractional shares of Common Stock created as a result of the Reverse Stock Split shall be rounded up to the next whole number such that in lieu of fractional shares, each stockholder who would have otherwise been entitled to receive a fractional share of Common Stock shall instead receive a whole share of Common Stock as a result of the Reverse Stock Split.”